September 12, 2025

Duncan Moir
President
21Shares Core Solana ETF
c/o 21Shares US LLC
477 Madison Avenue, 6th Floor
New York, NY 10022

       Re: 21Shares Core Solana ETF
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 29, 2025
           File No. 333-280557
Dear Duncan Moir:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1
General

1. We note the revisions you made in response to prior comment 1 regarding the Trust's staking model. Please revise to address the following:
           Disclose the percentage of the overall rewards amount, or the Staking Provider
           Consideration, that will be paid to Coinbase Crypto Services, LLC, under the Staking Services Agreement.
           Disclose when rewards from staking will be shared, distributed, or added to the assets of the Trust.
 September 12, 2025
Page 2
2. We note your response to prior comment 1. Under an appropriately captioned heading, please revise to provide a complete description of your liquidity risk policies and procedures. To the extent such policies and procedures are intended to be consistent with the exchange's proposed generic listing standards, please confirm and revise your disclosure accordingly.
3. We note your disclosure that you may seek to use or hold liquid staking tokens. To the extent you intend to list your shares under the exchange's proposed generic listing standards, please tell us why you believe you are permitted to hold liquid staking tokens. Otherwise, please revise to remove references to using or holding liquid staking tokens or to clarify that they are not a permissible holding. Prospectus Summary
The Trust's Investment Objective, page 3

4. We note your revised disclosure here in response to comment 1 that while the Trust may stake a maximum of 100% of its SOL holdings, the precise percentage to be staked will be based on the estimated liquidity needs of the Trust and other factors, as determined by the Sponsor. Please revise to quantify the percentage of the Trust's
       SOL you intend to stake under normal circumstances in light of the liquidity needs and other factors you identify in your disclosure, or tell us why you are unable to do
       so. Please also tell us, with a view towards revised disclosure, whether a current percentage of the Trust's SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise. The Trust and SOL Prices
Overview of the Trust, page 82

5. We note the revisions you made on page 28 in response to prior comment 4 and we reissue the comment. Refer to your disclosure that staked SOL is temporarily locked and inaccessible during the bonding and unbonding periods. Please revise here to disclose with specificity the bonding and unbonding periods associated with staking
       SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity and maintain effective arbitrage in light of any staking program you undertake.

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Allison M. Fumai, Esq.